UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 2018

Commission File Number: 001-38198

BEST Inc.

(Registrant’s name)

2nd Floor, Block A, Huaxing Modern Industry Park
No. 18 Tangmiao Road, Xihu District, Hangzhou
Zhejiang Province 310013
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEST Inc.

	By:	/s/ Lei Guo
		Name:	Lei Guo
		Title:	Chief Accounting Officer and Vice President of Finance

Date: March 21, 2018

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release